SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549
                        ----------------------------

                                SCHEDULE TO

                               (RULE 14D-100)

 Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                            Exchange Act of 1934

                        ----------------------------

                      PROVANTAGE HEALTH SERVICES, INC.

                     (Name of Subject Company (Issuer))

                     MERCK & CO., INC. (OFFEROR PARENT)

                       PV ACQUISITION CORP. (OFFEROR)
              (Names of Filing Persons (identifying status as
                      offeror, issuer or other person)
                        ----------------------------
                  Common Stock, Par Value $0.01 Per Share

                       (Title of Class of Securities)

                                 743725 10 3
                   (CUSIP Number of Class of Securities)

                        ----------------------------

                              CELIA A. COLBERT
                            PV ACQUISITION CORP.
                           C/O MERCK & CO., INC.
                              ONE MERCK DRIVE

                    WHITEHOUSE STATION, NEW JERSEY 08889
                               (908) 423-1000

        (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                              WITH COPIES TO:

                         GARY P. COOPERSTEIN, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA

                          NEW YORK, NEW YORK 10004
                               (212) 859-8000

                         CALCULATION OF FILING FEE

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            Transaction Valuation:       Amount of filing fee:
            Not Applicable                   Not Applicable
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[ ] Check box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:  None
Form or Registration No.:  Not applicable
Filing Party:  Not applicable
Date Filed:  Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencment of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transactions subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

FOR IMMEDIATE RELEASE

Merck-Medco

Media Contact:                                  Investor Contact:
John Bloomfield 201/269-6400                    Laura Jordan 908/423-5185

ProVantage:
Media and Investors:  Jeffrey Jones 262/312-3759

                   Merck-Medco Agrees to Acquire ProVantage

                   Wisconsin-based Pharmacy Benefit Manager
                 has strong focus on mid-sized plan sponsors

     FRANKLIN LAKES, N.J., AND WAUKESHA, WIS., MAY 4, 2000 -- Merck-Medco Managed Care, L.L.C., the pharmaceutical benefit services subsidiary of Merck & Co., Inc. (NYSE: MRK), and ProVantage Health Services, Inc. (NYSE:
PHS), a health-care benefits management and health information company, today announced that they have entered into a definitive agreement under which Merck, on behalf of Merck-Medco, will acquire ProVantage for $12.25 per share in cash or a total acquisition price of approximately $222 million. ProVantage will become part of Merck-Medco.

     Merck expects to commence a tender offer for all outstanding shares of ProVantage by May 10. ShopKo has agreed to support the transaction and tender its shares into Merck's offer. Under the terms of the proposed transaction, ProVantage's parent company, ShopKo Stores Inc. (NYSE: SKO), has granted Merck an option to acquire approximately 65% of ProVantage's common shares.

     In addition to providing advanced medical information services, ProVantage manages prescription drug benefits for about 5 million covered lives. ProVantage has a strong focus on providing pharmaceutical benefits management services to many large and mid-sized plan sponsors and third-party administrators. Third-party administrators market comprehensive health and pharmacy services to smaller plan sponsors. The acquisition complements Merck-Medco's commitment to this market segment as demonstrated through its investment in Systemed, its subsidiary that serves a similar market segment.

     "We believe there is great potential in this market and we have been focusing on its development since 1996 with the acquisition of Systemed Pharmacy Inc., then a publicly held Midwestern-based PBM," said Merck-Medco President Richard T. Clark. "The depth and experience of ProVantage's management team and employees, combined with the company's favorable reputation for customer service, innovative systems support and extensive knowledge of this market segment all complement Merck-Medco's existing strengths as the prescription drug-care industry leader."

     "ProVantage was founded to bring mid-sized organizations technical know-how and health care information tailored to their particular needs," said Jeffrey A. Jones, ProVantage president and CEO. "That mission will be enhanced by Merck-Medco's acquisition of ProVantage. We will continue to serve our present clients and seek to build new relationships based on our tradition of trust and superior service, and we will benefit from significant additional resources."

     "Now with ProVantage we believe we can combine our strengths to bring enhanced service to customers in this important market segment as well as this geographic region," added Mr. Clark.

     Upon closing of the agreement, ProVantage employees will become Merck-Medco employees. For the foreseeable future, ProVantage will retain its name, management team and operational structure.

     The acquisition is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act as well as other customary conditions. The two companies expect to complete the acquisition by this summer.

     Merck-Medco is the nation's leading provider of high-quality, affordable prescription-drug care, serving benefit plans of employers, unions, commercial and government health plans that provide benefits to more than 52 million Americans, including 14 million older Americans. Additional information about Merck-Medco is available at www.merckmedco.com.

     ProVantage is a health-care benefits management and health information company with Health Benefit Management and Health Information Technology divisions. Additional information about ProVantage is available at www.provantageinc.com...

     This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. No forward-looking statement can be guaranteed and actual results may differ materially from those anticipated by the forward-looking statements. Additional information concerning a number of factors that could cause actual results to differ materially is described in Merck's current Annual Report on Form 10-K and ProVantage's current Annual Report on Form 10-K, respectively.

THE TENDER OFFER FOR THE OUTSTANDING SHARES OF PROVANTAGE HEALTH SERVICES, INC. COMMON STOCK DESCRIBED IN THIS ANNOUNCEMENT HAS NOT YET COMMENCED. AT THE TIME A SUBSIDIARY OF MERCK & CO, INC. COMMENCES ITS OFFER, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND PROVANTAGE HEALTH SERVICES, INC. WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. SECURITY HOLDERS SHOULD READ EACH OF THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT WHEN IT IS AVAILABLE BECAUSE EACH CONTAINS IMPORTANT INFORMATION. INVESTORS CAN GET THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER FILED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV. AN OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO SHAREHOLDERS OF PROVANTAGE HEALTH SERVICES, INC. AT NO EXPENSE TO THEM.